File 12g3-2b 82-2783

07027471

SUPPL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation Capital Orders Ball Mill Equipment for Idaho Cobalt Project

Vancouver, B.C., September 6, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce that, through Samuel Engineering, Inc., who is acting as the Engineering and Procurement contractor for Formation Capital Corporation, U.S., it has ordered ball mill equipment for its 100% Idaho Cobalt Project. Delivery is scheduled for next summer.

More specifically, Formation Capital Corporation U.S., has completed a purchase order to acquire an Outotec 2.9 metre (9.5 foot) diameter Direct Drive Ball Mill, with an overflow discharge design and a 4.9 metre (16 foot) effective grinding length rated at 560 kW (750 HP). The promised delivery date is July 4, 2008. Upon acceptance of the completed purchase order, a down payment was made to secure delivery.

The purchase order outlines the minimum requirements for the design, materials, fabrication, inspection, testing and supply of the ball mill in accordance with the specifications outlined in the Company's recently completed Bankable Feasibility Study on the Idaho Cobalt Project. The equipment will be used to process primary cobalt ore at a production rate of 800 tons per day at the Idaho Cobalt Project located near Salmon, Idaho. Concentrate from the mine will be shipped to the Company's 100% owned hydrometallurgical facility in northern Idaho for processing into high purity, critical application, superalloy grade cobalt metal at a design rate of 1525 tons per year over a minimum 10 year mine life. Construction is scheduled to commence in Q1 2008, with production slated for Q1 2009.

Management would like to take this opportunity to update its shareholders and interested parties on some current developments in the cobalt market. Significantly, Credit Suisse announced September 05, 2007 that it has opened a trading market in cobalt metal to investors seeking a commodity contract that won't be buffeted by turbulence in other financial markets. The bank has forecast that cobalt prices could spike to $40 per lb by the end of this year. Recent conflicts in the Democratic Republic of Congo have added additional uncertainty to future supplies. More information can be found on the Company's website www.formcap.com under Investor Info→Cobalt News.

In light of recent disruptions in global credit markets, the Company is also informing its shareholders that it has no exposure to asset backed commercial paper and that the Company's cash and equivalents are readily available on demand to fund the Idaho Cobalt and other projects.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

COBALT ... THE ESSENTIAL ELEMENT

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